Exhibit 11.1

INTERNATIONAL COAL GROUP, INC.
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Year ended December 31,
	2008	2007	2006
Basic Earnings Per Share
Net Loss Available to Common Stockholders	$(26,227)	$(147,562)	$(9,320)
Weighted-Average Shares of Common Stock	152,632,586	152,304,461	152,028,165
Basic Earnings Per Share	$(0.17)	$(0.97)	$(0.06)

Diluted Earnings Per Share
Net Loss Available to Common Stockholders	$(26,227)	$(147,562)	$(9,320)
Weighted-Average Shares of Common Stock and Other Potentially Dilutive Securities Outstanding:
Common Stock	152,632,586	152,304,461	152,028,165
Incremental Shares Under Stock Compensation Plans and Issuable Upon Conversion of Convertible Notes (1)	—	—	—
Total	152,632,586	152,304,461	152,028,165

Diluted Earnings Per Share	$(0.17)	$(0.97)	$(0.06)

(1)	Includes the incremental effect of stock options outstanding computed under the treasury stock method, as applicable.